Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated July 2, 2026, except for the effects of the reverse stock split discussed in Note 16, as to which the date is October 20, 2026, with respect to the financial statements of Lycia Therapeutics, Inc., incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the prospectus.
/s/ KPMG LLP
San Francisco, California
October 22, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.